FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

March 2, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

TSX-V:  LUM

NR:04-06

"MARCH 2 -2004"

LUMINA REPORTS UPDATED RESOURCE ESTIMATE FOR CASINO PROPERTY

Lumina Copper Corp ("Lumina") is pleased to announce that it has received an updated resource estimate for its Casino Property located in the Yukon Territory, Canada.  In order to comply with the United States Securities and Exchange Commission’s ("SEC") requirements regarding our 20-F filing, the company was required to estimate the mineral resource at Casino at a 0.3% copper equivalent cutoff basis as opposed to the 0.2% copper cutoff used in the estimate of the mineral resource per our initial 43-101 compliant mineral resource estimate.  The results of the recalculation of the mineral resource have materially changed the mineral resource estimate at Casino.

The updated 43-101 compliant mineral resource calculation is as follows:

Measured and Indicated Resources[1]
Material	Cut-off	Tonnes (mm)	Au g/t	Cu %	Cu Eq %[2]	Au oz	Cu lbs
Supergene Oxide	0.3% Cu Eq	42	0.35	0.33	0.66	471,910	305,557,560
Supergene Sulphide	0.3% Cu Eq	124	0.32	0.32	0.66	1,273,836	874,785,280
Hypogene	0.3% Cu Eq	798	0.22	0.20	0.48	5,635,955	3,518,541,600

The previous 43-101 compliant mineral resource calculation was as follows:

Measured and Indicated Resources
Material	Cut-off	Tonnes (mm)	Au g/t	Cu %	Au oz	Cu lbs
Oxide Gold	0.40 g/t Au	38	0.57	0.07	695,345	58,642,360
Supergene Oxide	0.20 % Cu	36	0.32	0.36	369,823	285,716,160
Supergene Sulphide	0.20 % Cu	103	0.32	0.35	1,058,106	794,758,300
Hypogene	0.20 % Cu	323	0.28	0.26	2,903,371	1,851,423,080

Anthony Floyd, President said, "This recalculation of the Casino mineral resource is part of our ongoing evaluation of our recently acquired portfolio of properties.  This new mineral resource calculation more accurately accounts for the large gold resource at Casino.  We now have a more realistic mineral resource on which to evaluate the economic viability of Casino."

Eric Titley, P.Geo served as the independent Qualified Person responsible for the preparation of the mineral resource as defined in National Instrument 43-101 and as the third party opinion as to compliance by Lumina with National Instrument 43-101 with respect to disclosure of resource estimates at Casino.

"The Copper Development Company"

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

Footnotes

1 Mineral Resources that are not reserves do not have demonstrated economic viability.

2 Calculation of Copper equivalent was based on the following formula:

Copper Equivalent equals Cu(%) + Au(g/t)x(11.25/17.64) using metal prices of US$0.80 a pound for copper and US$350 per ounce for gold.

The contained copper, gold and copper-equivalent represent estimated contained metal in the ground, and have not been adjusted for metallurgical recoveries of gold and copper.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041